                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)
                              ____________________

                       BROOKDALE LIVING COMMUNITIES, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                 112462  10  6
                                 (CUSIP Number)

                               Michael W. Reschke
                              77 West Wacker Drive
                                   Suite 3900
                               Chicago, IL 60601
                                 (312) 917-1500
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                             Wayne D. Boberg, Esq.
                                Winston & Strawn
                              35 West Wacker Drive
                               Chicago, IL 60601
                                 (312) 558-5600

                               December 5, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Michael W. Reschke
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
             Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  4,203,043
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               4,203,043
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      May be deemed to share beneficial ownership of the 1,382,410 shares of Common Stock, par value $0.01 per share ("Common Stock"), directly owned by The Prime Group, Inc., the 320,633 shares of Common Stock directly owned by Prime Group Limited Partnership and the 2,500,000 shares of Common Stock directly owned by Prime Group VI, L.P.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      May be deemed to share beneficial ownership of (i) the approximate 19.27% equity interest in the Issuer directly owned by The Prime Group, Inc.,
      (ii) the approximate 4.47% equity interest in the Issuer directly owned by Prime Group Limited Partnership and (iii) the approximate 34.84% equity interest in the Issuer directly owned by Prime Group VI, L.P.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Prime Group, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,382,410
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,382,410
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,382,410 shares of Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           Approximate 19.27% equity interest in the Issuer
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
           CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                            [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,500,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,500,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        2,500,000 shares of Common Stock, par value $0.01 per share

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximate 34.84% equity interest in the Issuer
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------
 CUSIP NO. 112462 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PGLP, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                2,500,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             2,500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      May be deemed to share beneficial ownership of the 2,500,000 shares of Common Stock, par value $0.01 per share, directly owned by Prime
      Group VI, L.P.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      May be deemed to share beneficial ownership of the approximate 34.84% equity interest in the Issuer directly owned by Prime Group VI, L.P.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Brookdale Living Communities, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 77 West Wacker Drive, Chicago, Illinois 60601.


Item 2.  Identity and Background.

               (a) and (f) This Amendment No. 1 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), The Prime Group, Inc., an Illinois corporation ("PGI"), Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), and PGLP, Inc., an Illinois corporation ("PGLPI").

               Reschke owns an approximate 42.2% equity interest in PGI and an approximate 42.2% equity interest in PGLPI, which is the managing general partner of, with a 1.0% interest in, PG-VI.

               (b)(i) The business address of each of Reschke, PGI, PG-VI and PGLPI is:

                        77 West Wacker Drive
                        Suite 3900
                        Chicago, Illinois  60601

               (ii)     Unless otherwise indicated in paragraph (c)(iii) of this
Item 2, the business address of each person listed in paragraph (c)(iii) of this
Item 2 is:

                        77 West Wacker Drive
                        Suite 3900
                        Chicago, Illinois  60601

               (c)(i) Reschke is the Chairman, President and Chief Executive Officer of PGI, the President and a member of the Board of Directors of PGLPI, the Chairman of the Board of Trustees of Prime Group Realty Trust, a publicly traded Maryland real estate investment trust ("PGRT"). The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties. The business address of PGRT is 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601. Reschke is also the Chairman of the Board of Directors of each of Prime Retail, Inc., a publicly traded real estate investment trust involved in factory outlet centers, and the Company and a member of the Board of Directors of Ambassador Apartments, Inc., a publicly traded real estate investment trust involved in multi-family residential projects.

               (ii) The principal business of each of PGI, PG-VI and PGLPI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

               (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGI and PGLPI.

Name                                 Present Principal Occupation or Employment
----                                 ------------------------------------------
Robert J. Rudnik (A)(B).........     Executive Vice President/General Counsel and Secretary of PGI;
                                     Vice President and Secretary of PGLPI; Executive Vice President,
                                     General Counsel and Secretary of PGRT; General Counsel and
                                     Secretary of the Company

Gary J. Skoien..................     Executive Vice President of PGI; Vice President of PGLPI

                                       6


Name                                   Present Principal Occupation or Employment
----                                   ------------------------------------------
Ray R. Grinvalds (A).............      Senior Vice President/Asset and Development Management of PGI; Vice
                                       President and Treasurer of PGLPI

James T. Horn (A)................      Senior Vice President/Assistant General Counsel of PGI; Vice President and
                                       Assistant Secretary of PGLPI

Mark K. Cynkar...................      Vice President/Chief Financial Officer of PGI

Bohdan P. Hirniak................      Vice President/Land Development Division of PGI

Warren H. John (A)(B)............      Vice President of PGI; Vice President and Assistant Secretary of PGLPI

Robert E. Lemke..................      Vice President/Single Family Housing of PGI

Glenn D. Reschke (A).............      Executive Vice President/Development of Prime Retail, Inc.
c/o The Prime Group, Inc.
100 East Pratt Street
Baltimore, MD 21202

Edward J. John (A)...............      Orthodontist
1420 N. Arlington Heights Rd.
Arlington Heights, IL 60004

---------------
(A) Director of PGI
(B) Director of PGLPI

               All of the executive officers and directors of PGI and PGLPI are citizens of the United States of America.

               (d) and (e) During the last five years, none of Reschke, PGI, PG-VI or PGLPI or any of the directors or executive officers of PGI or PGLPI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               Pursuant to a Formation Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP, Brookdale Holdings, Inc. and Mark J. Schulte (the "Formation Agreement"), and in connection with the consummation of the Company's initial public offering of Common Stock on May 7, 1997, PGI and certain of its affiliates contributed the assets and operations of PGI's senior and assisted living division to the Company in exchange for the receipt by PGI and Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), of 1,382,410 and 320,633 shares of Common Stock, respectively, and the assumption by the Company of certain indebtedness of PGI's senior and assisted living division in the aggregate amount of $65.0 million.

          Pursuant to a Credit Agreement, dated as of May 7, 1997, by and among PG-VI and Healthcare Realty Trust Incorporated ("HRTI") (the "Credit Agreement"), and in connection with the consummation of the Company's initial public offering of Common Stock on May 7, 1997, PG-VI obtained a loan in the aggregate amount of $18.0 million (the "HRTI Loan") which was used to finance a portion of PG-VI's May 7, 1997 purchase of 2,500,000 shares of Common Stock at a purchase price of $10.695 per share. The balance of the purchase price for such shares, approximately $8.74 million, was contributed or advanced to PG-VI by its partners. PG-VI repaid the HRTI Loan in full on November 17, 1997.

          Each of the Formation Agreement and the Credit Agreement are identified as Exhibits I and II hereto, respectively, and incorporated herein by reference.

Item 4. Purpose of Transaction.

          PGI and PGLP acquired the shares of Common Stock owned by such entities in order to maintain a significant investment in the Company following the consummation of the Company's initial public offering. PG-VI purchased the shares of Common Stock owned by it for investment purposes and to facilitate the formation of the Company.

          On May 7, 1997, the Company granted to Reschke, as Chairman of the Board of the Company, options to acquire 100,000 shares of Common Stock. The options vest, subject to the satisfaction of certain conditions, at the rate of 25% per year over the next four years commencing on the first anniversary of their date of grant and will have a term of 10 years. The exercise price of the options is the initial public offering price of $11.50 per share.

          Except as set forth in this Amendment No. 1 to Schedule 13D, none of Reschke, PGI, PG-VI or PGLPI has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through
(j) of the instructions for this Item 4.

Item 5. Interest in Securities of the Issuer.

          (a) PGI directly beneficially owns 1,382,410 of the 4,203,043 shares of Common Stock to which this Amendment No. 1 to Schedule 13D relates, which number of shares constitutes approximately 19.27% of the total outstanding shares of the Company's Common Stock. PGLP beneficially owns 320,633 of the 4,203,043 shares of Common Stock to which this Amendment No. 1 to Schedule 13D relates, which number of shares constitutes approximately 4.47% of the total outstanding shares of the Company's Common Stock. PG-VI beneficially owns 2,500,000 of the 4,203,043 shares of Common Stock to which this Amendment No. 1 to Schedule 13D relates, which number of shares constitutes approximately 34.84% of the total outstanding shares of the Company's Common Stock. By virtue of his ability to control each of PGI, PGLP and PG-VI, Reschke may be deemed to share beneficial ownership of the 1,382,410, 320,633 and 2,500,000 shares of Common Stock directly owned by PGI, PGLP and PG-VI, respectively. By virtue of its ability to control PG-VI, PGLPI may be deemed to share beneficial ownership of the 2,500,000 shares of Common Stock directly owned by PG-VI.

          (b) Each of PGI, PGLP and PG-VI has the sole power to direct the vote of the 1,382,410, 320,633 and 2,500,000 shares of Common Stock directly owned by PGI, PGLP and PG-VI, respectively. Reschke may be deemed to share the power to direct the vote of the 1,382,410, 320,633 and 2,500,000 shares of Common Stock directly owned by PGI, PGLP and PG-VI, respectively, because Reschke has the ability to control each of PGI, PGLP and PG-VI. PGLPI may be deemed to share the power to direct the vote of the 2,500,000 shares of Common Stock directly owned by PG-VI because PGLPI is the managing general partner of PG-VI.

          (c) None of Reschke, PGI, PGLP or PG-VI, nor, to the best of their knowledge, any of the executive officers or directors of PGI or PGLPI, has effected any transaction in securities of the Company during the past 60 days.

          (d) Other than Och-Ziff Capital Management, L.P., a Delaware limited partnership ("Och-Ziff"), pursuant to the terms and conditions of a Pledge and Security Agreement, dated as of December 5, 1997, by and between PG-VI and Och-Ziff (the "Pledge and Security Agreement"), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Reschke, PGI, PGLP or PG-VI, except for Reschke, PGI, PGLP, PG-VI or PGLPI.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the terms and conditions of a Registration Rights Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP and PG-VI, as amended by Amendment No. 1 to Registration Rights Agreement, dated as of December 5, 1997, by and among the Company, PGI, PGLP and PG-VI ("Amendment No. 1 to Registration Rights Agreement") (colletively, the "Registration Rights Agreement"), the Company granted demand and incidental registration rights to PGI, PGLP and PG-VI for the registration of shares of Common Stock owned by PGI, PGLP and PG-VI under the Securities Act of 1933, as amended. Under the Registration Rights Agreement, three demand registrations are permitted during the first five years following the Company's initial public offering of Common Stock and one demand registration per year is permitted each year thereafter until PGI, PGLP and PG-VI collectively own less than 10% of the outstanding Common Stock. The Company will pay the fees and expenses of the demand registrations and the incidental registrations, while PGI, PGLP and PG-VI will pay all underwriting discounts and commissions. These registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by PGI, PGLP and PG-VI included in such registration.

          Pursuant to the terms and conditions of the Credit Agreement, each of PG-VI, PGI, PGLP and Mark J. Schulte pledged, pursuant to separate Pledge and Security Agreements, each dated as of May 7, 1997 (a form of which is identified as Exhibit IV hereto and incorporated herein by reference), the 2,500,000 shares of Common Stock purchased by PG-VI, together with 1,369,910, 320,633 and 296,957 shares of Common Stock acquired by PGI, PGLP and Mr. Schulte, respectively, pursuant to the Formation Agreement, in order to secure the obligations of PG-VI under the Credit Agreement. In addition, each of PGI, PGLP, PGLPI, Mr. Schulte, Prime International, Inc., an Illinois corporation ("PII"), and Prime Group II, L.P., an Illinois limited partnership ("PG-II"), guaranteed the payment in full of the obligations of PG-VI under the Credit Agreement pursuant to separate Guaranties, each dated as of May 7, 1997 (a form of which is identified as Exhibit V hereto and incorporated herein by reference), made in favor of HRTI. PG-VI repaid the HRTI Loan in full on November 17, 1997. Consequently, the Pledge and Security Agreements were terminated and the Guaranties were terminated and released as of November 17, 1997.

          Pursuant to the terms and conditions of a Stock Option and Deposit Agreement, dated as of May 7, 1997, by and between PGI and Darryl W. Copeland, Jr. (the "Copeland Stock Option Agreement"), Mr. Copeland received an option, subject to a one year vesting period, to purchase 100,000 shares of Common Stock from PGI at a purchase price of $0.01 per share. In the event the employment of Mr. Copeland is terminated by the Company for any reason or in the event Mr. Copeland voluntarily terminates his employment with the Company due to a "change of control" of the Company and a material diminution of his duties and responsibilities or compensation prior to the expiration of the vesting period, the option immediately vests.

          Pursuant to the terms and conditions of a Stock Purchase Agreement and Agreement Concerning Option Shares, dated as of May 7, 1997, by and among PGI, PG-VI and Darryl W. Copeland, Jr. (the "Stock Purchase Agreement"), PG-VI agreed to sell to Mr. Copeland 25,000 shares of Common Stock (the "Purchased Shares") for an aggregate purchase price of $272,722.50. The purchase and sale of the Purchased Shares shall occur no later than May 8, 2000. In the event the purchase and sale of the Purchased Shares does not occur on or before May 8, 2000, Mr. Copeland's right to purchase the Purchased Shares and PG-VI's obligation to sell the Purchased Shares automatically terminate. Mr. Copeland has no voting rights as a stockholder with respect to the Purchased Shares until the closing of the purchase and sale of the Purchased Shares.

          Pursuant to the terms and conditions of a Stock Option Agreement, dated as of May 7, 1997, by and between PGI and Blackacre Bridge Capital L.L.C., a Delaware limited liability company ("Blackacre") (the "Blackacre Stock Option Agreement"), PGI granted to Blackacre an option to purchase 12,500 shares of Common Stock at a price per share equal to the lesser of $12.00 or the average of all closing prices of the Common Stock from the date of the consummation of the Company's initial public offering to that date which is six months after the date of the consummation of the Company's initial public offering. The term of the option shall continue in effect until May 7, 2000. Blackacre has no rights as a stockholder with respect to such shares until the date of the sale of such shares upon the exercise of such option.

          Pursuant to the terms and conditions of a Note Purchase Agreement, dated as of December 5, 1997, by and between PG-VI and Och-Ziff (the "Note Purchase Agreement"), PG-VI issued an exchangeable note, dated December 5, 1997, having a principal amount of $20.0 million and a five year term (the "Exchangeable Note") to Och-Ziff. Pursuant to the terms and conditions of the Exchangeable Note, Och-Ziff shall have the right, commencing on November 15, 1998 (the "Initial Exchange Date"), to exchange a portion of the outstanding principal amount of the Exchangeable Note, plus accrued interest thereon, for shares of Common Stock of the Company held by PG-VI ("Exchange Shares") at the exchange rate specified therein (an "Exchange"). On and after the Initial Exchange Date, Och-Ziff shall be entitled to exchange up to $5.0 million of the outstanding principal amount of the Exchangeable Note, plus accrued interest thereon, on each of January 15, 1999, March 15, 1999 and May 15, 1999. Subject to certain exceptions, the number of Exchange Shares exchangeable by Och-Ziff pursuant to an Exchange shall be equal to (x) the principal amount, plus accrued interest thereon, of the Exchangeable Note specified for exchange in the notice of exchange divided by (y) the Exchange Price in effect on the date of exchange. The "Exchange Price" shall be the product of (A) 88% multiplied by (B) the average of the closing bid prices for the Common Stock on the Nasdaq National Market on the seven trading days immediately preceding the date of exchange. PG-VI shall have the right, pursuant to the terms and conditions of the Exchangeable Note, to effect an optional redemption of (i) the principal amount, plus accrued interest thereon, of the Exchangeable Note sought to be exchanged by Och-Ziff, at the applicable optional redemption price specified therein, if on the date of delivery of a notice of exchange the Exchange Price for the Common Stock is less than $17.60 per share, and (ii) the outstanding principal amount, plus accrued interest thereon, of the Exchangeable Note, at the applicable optional redemption price specified therein, if a period during which Och-Ziff may not sell or otherwise transfer, pursuant to an effective "shelf" registration statement under Rule 415 of the Securities Act of 1933, as amended, covering the resale on a continuous basis of the Exchange Shares which Och-Ziff becomes entitled to receive, any Exchange Shares continues for more than 90 days. Och-Ziff shall have the right, pursuant to the terms and conditions of the Exchangeable Note, to effect a mandatory redemption by PG-VI of all or any portion of the outstanding principal amount, plus accrued interest thereon, of the Exchangeable Note, at the mandatory redemption price specified therein, if a mandatory redemption event specified therein occurs.

          Pursuant to the terms and conditions of the Note Purchase Agreement, PG-VI pledged 1,370,000 shares of its 2,500,000 shares of Common Stock of the Company to Och-Ziff, pursuant to the terms and conditions of the Pledge and Security Agreement, in order to secure the obligations of PG-VI under the Exchangeable Note issued to Och-Ziff. In addition, each of PGI, PGLP, PGLPI, PII and PG-II guaranteed the payment in full of the obligations of PG-VI under the Exchangeable Note issued to Och-Ziff pursuant to separate Guaranties, each dated as of December 5, 1997 (a form of which is attached hereto as Exhibit XIV and incorporated herein by reference), made in favor of Och-Ziff.

          Each of the Registration Rights Agreement, the Copeland Stock Option Agreement, the Stock Purchase Agreement and the Blackacre Stock Option Agreement are identified as Exhibits III, VI, VII and VIII hereto, respectively, and incorporated herein by reference. Each of Amendment No. 1 to Registration Rights Agreement, the Note Purchase Agreement, the Exchangeable Note and the Pledge and Security Agreement are attached hereto as Exhibits X, XI, XII and XIII, respectively, and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

            Exhibit I Formation Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP, Brookdale Holdings, Inc. and Mark J. Schulte, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.1 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

            Exhibit II Credit Agreement, dated as of May 7, 1997, by and between HRTI and PG-VI*

            Exhibit III Registration Rights Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.3 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

            Exhibit IV    Form of Pledge and Security Agreement*

            Exhibit V     Form of Guaranty*

            Exhibit VI Stock Option and Deposit Agreement, dated as of May 7, 1997, by and between Darryl W. Copeland, Jr. and PGI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.42 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

            Exhibit VII Stock Purchase Agreement and Agreement Concerning Option Shares, dated as of May 7, 1997, by and among Darryl W. Copeland, Jr., PGI and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.43 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

            Exhibit VIII Stock Option Agreement, dated as of May 7, 1997, by and between PGI and Blackacre*

            Exhibit IX Joint Acquisition Statement pursuant to Rule 13-d(f)(1) of the Securities Exchange Act of 1934, as amended, by Reschke, PGI, PG-VI and PGLPI*

            Exhibit X Amendment No. 1 to Registration Rights Agreement, dated as of December 5, 1997, by and among the Company, PGI, PGLP and PG-VI

            Exhibit XI Note Purchase Agreement, dated as of December 5, 1997, by and between PG-VI and Och-Ziff

            Exhibit XII Exchangeable Note, dated December 5, 1997, issued by PG-VI to Och-Ziff

            Exhibit XIII Pledge and Security Agreement, dated as of December 5, 1997, by and between PG-VI and Och-Ziff

            Exhibit XIV   Form of Guaranty
            ------------------
            *Previously filed.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.



                                  /s/ Michael W. Reschke
                                  ----------------------------------------------
                                  Michael W. Reschke


                                  Dated: December 16, 1997

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              THE PRIME GROUP, INC.


                              By:    /s/  Michael W. Reschke
                                 -----------------------------------------------
                              Name:   Michael W. Reschke
                              Title:  President


                              Dated:  December 16, 1997

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                                  PRIME GROUP VI, L.P.

                                  By: PGLP, Inc.
                                      Managing General Partner

                                      By: /s/  Michael W. Reschke
                                          --------------------------------------
                                      Name:  Michael W. Reschke
                                      Title: President


                                  Dated: December 16, 1997

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              PGLP, INC.


                              By:    /s/  Michael W. Reschke
                                 -----------------------------------------------
                              Name:   Michael W. Reschke
                              Title:  President


                              Dated:  December 16, 1997

                                 EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

Exhibit I Formation Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP, Brookdale Holdings, Inc. and Mark J. Schulte, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.1 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

Exhibit II Credit Agreement, dated as of May 7, 1997, by and between HRTI and PG-VI*

Exhibit III Registration Rights Agreement, dated as of May 7, 1997, by and among the Company, PGI, PGLP and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as
                   Exhibit 10.3 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

Exhibit IV         Form of Pledge and Security Agreement*

Exhibit V          Form of Guaranty*

Exhibit VI Stock Option and Deposit Agreement, dated as of May 7, 1997, by and between Darryl W. Copeland, Jr. and PGI, as filed with the Securities and Exchange Commission on August 14, 1997 as
                   Exhibit 10.42 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

Exhibit VII Stock Purchase Agreement and Agreement Concerning Option Shares, dated as of May 7, 1997, by and among Darryl W. Copeland, Jr., PGI and PG-VI, as filed with the Securities and Exchange Commission on August 14, 1997 as Exhibit 10.43 to the Company's Form 10-Q (Commission File No. 0-22253) and incorporated herein by reference

Exhibit VIII Stock Option Agreement, dated as of May 7, 1997, by and between PGI and Blackacre*

Exhibit IX Joint Acquisition Statement pursuant to Rule 13-d(f)(1) of the Securities Exchange Act of 1934, as amended, by Reschke, PGI, PG-VI and PGLPI*

Exhibit X Amendment No. 1 to Registration Rights Agreement, dated as of December 5, 1997, by and among the Company, PGI, PGLP and PG-VI

Exhibit XI Note Purchase Agreement, dated as of December 5, 1997, by and between PG-VI and Och-Ziff

Exhibit XII        Exchangeable Note, dated December 5, 1997, issued by PG-VI to
                   Och-Ziff

Exhibit XIII Pledge and Security Agreement, dated as of December 5, 1997, by and between PG-VI and Och-Ziff

Exhibit XIV        Form of Guaranty
------------------
*Previously filed.